EXHIBIT 99.3

Intellipharmaceutics Announces Third Quarter 2015 Results

Toronto, Ontario October 9, 2015 – Intellipharmaceutics International Inc. (NASDAQ:IPCI; TSX:I) (“Intellipharmaceutics” or the “Company”), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today reported the results of operations for the three and nine months ended August 31, 2015. All dollar amounts referenced herein are in United States dollars unless otherwise noted.

During the three months ended August 31, 2015, the Company continued its focus on the development of its specialty drug product candidates Rexista™ Oxycodone XR and Regabatin™ XR. Considerable progress was made towards satisfying the requirements to file a New Drug Application (“NDA”) for Rexista™ Oxycodone XR with the United States Food and Drug Administration (“FDA”) and the Company plans to complete this filing in the first half of 2016. Regarding Regabatin™ XR, based on positive feedback and guidance from the FDA the Company submitted an Investigational New Drug Application ("IND") in August 2015.

Revenue related to the Company’s license and commercialization agreement with Par Pharmaceutical, Inc. (“Par”) in the three months ended August 31, 2015, was $0.8 million versus $1.1 million for the three months ended August 31, 2014. As the first-filer for generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules in the 15 mg strength, the Company had 180 days (up to May 19, 2014) of exclusivity of sales for that strength from the date of launch on November 19, 2013 in the United States by our partner, Par. The lower revenue in the third quarter of 2015 was in large part a result of a softening of pricing conditions and market share, consistent with industry post-exclusivity experience and to a lesser extent, seasonality. These products are indicated for conditions including attention deficit hyperactivity disorder which we expect may see increases in prescription rates during the school term and declines in prescription rates during the summer months. During the quarter ended August 31, 2015 we held a combined market share of 43% of total generic prescriptions dispensed for the 15 mg and 30 mg strengths, more than double our nearest generic competitor.

The Company recorded net loss for the three months ended August 31, 2015 of $1.9 million or $0.08 per common share, compared with a net loss of $1.7 million or $0.07 per common share for the three months ended August 31, 2014. The net loss for the three months ended August 31, 2015, is higher than the comparable prior period primarily due to the lower revenues for the third quarter of 2015 as explained above. During the three months ended August 31, 2015, the net loss is attributed to the ongoing R&D and selling, general and administrative expenses, including an increase in bio-studies, partially offset by licensing revenues from commercial sales of generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules. During the three months ended August 31, 2014, the net loss is attributed to the ongoing R&D and selling, general and administrative expense, and salary increases to certain non-management employees; partially offset by licensing and milestone revenue.

Intellipharmaceutics CEO Dr. Isa Odidi commented, “Subsequent to the FDA’s final decision regarding our tentatively approved strengths of generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, the Company is actively addressing the requirements in order to meet the newly imposed conditions for bioequivalence. We are also pleased with the progress made during the quarter in respect of our specialty new drug candidates Rexista™ Oxycodone XR and Regabatin™ XR, consistent with our renewed focus on new product candidates with 505(b)(2) potential.”

Research and development (“R&D”) expenditures in the three months ended August 31, 2015 were $1.7 million, which were comparable to $1.7 million in the three month period ended August 31, 2014. The Company incurred increased expenses on furthering R&D activities of several generic and NDA 505(b)(2)

new product candidates (RexistaTM Oxycodone XR and RegabatinTM XR), offset by lower expenses on stock options and the U.S. dollar strengthening by 17% versus the Canadian dollar (local salaries are paid in Canadian funds) relative to the prior period.

Selling, general and administrative expenses were $0.8 million for the three months ended August 31, 2015 in comparison to $0.9 million for the three months ended August 31, 2014. The decrease is primarily due to strengthening of the U.S. dollar by 17% versus the Canadian dollar in the third quarter of 2015, relative to the three months ended August 31, 2014. In particular, the stronger US dollar had a positive impact on local wages and salaries and administrative costs, partially offset by higher marketing costs.

The Company had cash of $2.8 million as at August 31, 2015 compared to $3.0 million as at May 31, 2015. The decrease in cash during the three months ended August 31, 2015 is mainly a result of lower cash receipts relating to commercial sales of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, an increase in cash flows provided from financing activities which are mainly from common share sales under the Company’s at-the-market offering program, partially offset by an increase in purchases of production, laboratory and computer equipment. We believe our current cash position is sufficient to fund our currently projected operations to January 2016.

For the three months ended August 31, 2015, cash flows used in operating activities decreased to $1.2 million as compared to cash flows used in operating activities for the three months ended August 31, 2014 of $1.4 million. The August 31, 2015, decrease was due to the receipt of approximately $1.0 million, compared to $1.6 million, as our payment relating to commercial sales of Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules by Par under the Par agreement for the period April 1 to June 30, 2015 and April 1, 2014 to June 30, 2014, respectively.

For the three months ended August 31, 2015, net cash flows provided from financing activities of $1.2 million, related principally to at-the-market issuances of 218,300 of our common shares sold on NASDAQ for gross proceeds of $0.7 million and net proceeds of $0.7 million, as well as $0.6 million related to the exercise of warrants, partially offset by capital lease and financing cost payments.

Corporate highlights

•	In May 2015, the Company announced that the FDA had provided the Company with notification regarding its IND submission for Rexista™ Oxycodone XR (Abuse Deterrent oxycodone hydrochloride) extended release tablets indicating that the Company will not be required to conduct Phase III studies if bioequivalence to Oxycontin® is demonstrated. The Company believes, in light of previously announced results of the three definitive Phase I pharmacokinetic trials, that it will not be required to conduct Phase III studies, although no assurance to that effect can be given. In May 2015, the Company also announced that the FDA had reviewed the Company's request for Fast Track designation for its Rexista™ Oxycodone XR (Abuse deterrent oxycodone hydrochloride)) extended-release tablets development program incorporating its Paradoxical OverDose Resistance Activating System ("PODRAS™") and had concluded that it meets the criteria for Fast Track designation. The designation mandates the FDA to facilitate the development and expedite the review of drugs intended to treat serious or life threatening conditions and that demonstrate the potential to address unmet medical needs. During the quarter ended August 31, 2015, the Company continued to work towards satisfying the requirements to file an NDA for Rexista™ Oxycodone XR (Abuse Deterrent oxycodone hydrochloride) extended release tablets with the FDA and plans to complete this filing in the first half of 2016, although no assurance to this effect can be given.

•	The Company previously reported that the FDA had accepted a Pre-Investigational New Drug (“Pre-IND”) meeting request for its once-a-day Regabatin™ XR non-generic controlled release version of pregabalin under the NDAs 505(b)(2) regulatory pathway, with a view to possible commercialization in the United States at some time following the December 30, 2018 expiry of the patent covering the pregabalin molecule. Based on positive feedback and guidance from the FDA, the Company submitted an IND for RegabatinTM XR in August 2015.

•	In June 2015, the Company announced that the FDA had indicated that the Company's tentatively-approved strengths of its generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules would have to meet newly-imposed conditions for bioequivalence prior to receiving final approval. The strengths affected were 5 mg, 10 mg, 20 mg and 40 mg. The already-approved 15 mg and 30 mg strengths now in the market were not affected. In July 2015, the FDA indicated to the Company that it had rescinded its previous requirement that the Company meet the newly-imposed conditions for bioequivalence prior to receiving final approval for the Company’s tentatively-approved strengths of its generic Focalin XR®. In August 2015, the Company announced that the FDA reinstated its previously-imposed (and subsequently rescinded) requirement that the Company’s tentatively-approved strengths of its generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules would have to meet new conditions for bioequivalence prior to receiving final approval. The Company will be required to demonstrate bio-equivalence with Focalin XR ® for the 40 mg strength under fed conditions as the basis for approval of each of the 5 mg, 10 mg, 20 mg and 40 mg affected strengths. The already-approved 15 mg and 30 mg strengths of the Company’s generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules now in the market are not affected. The Company is actively addressing the FDA requirements but cannot reasonably estimate when it will refile with the FDA.

There can be no assurance that the Fast Track designation for RexistaTM Oxycodone XR will translate to a faster development and review process with the FDA, that our tentatively-approved strengths of generic Focalin XR® will be granted final FDA approval or sold commercially, that we will be successful in submitting any additional Abbreviated New Drug Applications (“ANDAs”), Abbreviated New Drug Submissions (“ANDSs”) or NDAs with the FDA or similar applications with Health Canada, that the FDA or Health Canada will approve any of our current or any future product candidates for sale in the U.S. market and Canadian market, or that they will ever be successfully commercialized and produce significant revenue for us.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology platform, Intellipharmaceutics has developed several drug delivery systems and a pipeline of products (our dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths which received final FDA approval) and product candidates in various stages of development, including ANDAs filed with the FDA (and one ANDS filed with Health Canada) in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, diabetes and pain.

Intellipharmaceutics also has NDA 505(b)(2) specialty drug product candidates in its development pipeline. These include Rexista™ Oxycodone XR, an abuse deterrent oxycodone based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System and PODRAS™ Paradoxical OverDose Resistance Activating System, and Regabatin™ XR pregabalin extended-release capsules. Our current development effort is increasingly directed towards improved difficult-to-develop controlled-release drugs which follow an NDA 505(b)(2) regulatory pathway. The Company has increased its R&D emphasis towards new product development, facilitated by the 505(b)(2) regulatory pathway, by advancing the product development program for both Rexista™ and Regabatin™. The 505(b)(2) pathway (which relies in part upon the approving agency’s findings for a previously approved drug) both accelerates development timelines and reduces costs in comparison to NDAs for new chemical entities. An advantage of our strategy for development of NDA 505(b)(2) drugs is that our product candidates can, if approved for sale by the FDA, potentially enjoy an exclusivity period which may provide for greater commercial opportunity relative to the generic ANDA route.

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs, and market penetration. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should,"

"expects," "plans," “plans to,” "anticipates," "believes," "estimates," "predicts," "potential," "continue," "intends," "could," or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the potential dilutive effects of any future financing and the expected use of any proceeds from any offering of our securities, our ability to maintain compliance with the continued listing requirements of the principal markets on which our securities are traded, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates and the difficulty of predicting the timing and results of any product launches, and the timing and amount of any available investment tax credits, the actual or perceived benefits to users of our drug delivery technologies, products and product candidates as compared to others, our ability to establish and maintain valid and enforceable intellectual property rights in our drug delivery technologies, products and product candidates, the scope of protection provided by intellectual property for our drug delivery technologies, products and product candidates, the actual size of the potential markets for any of our products and product candidates compared to our market estimates, our selection and licensing of products and product candidates, our ability to attract distributors and collaborators with the ability to fund patent litigation and with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts, sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates, our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly, the rate and degree of market acceptance of our products, delays that may be caused by changing regulatory requirements, the difficulty in predicting the timing of regulatory approval and the timing of launch of competitive products, the difficulty of predicting the impact of competitive products on volume and pricing, the inability to forecast wholesaler demand and/or wholesaler buying patterns, the seasonal fluctuation in the numbers of prescriptions written for our dexmethylphenidate hydrochloride extended-release capsules which may produce substantial fluctuations in revenues, the timing and amount of insurance reimbursement for our products, changes in the laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products, the success and pricing of other competing therapies that may become available, our ability to retain and hire qualified employees, the availability and pricing of third party sourced products and materials, difficulties or delays in manufacturing, the manufacturing capacity of third-party manufacturers that we may use for our products, the successful compliance with FDA, Health Canada and other governmental regulations applicable to the Company and its third party manufacturers' facilities, products and/or businesses, difficulties, delays or changes in the FDA approval process or test criteria for ANDAs and NDAs and risks associated with cyber-security and vulnerability of the Company’s digital information and the digital information of the Company’s commercialization partner(s). Additional risks and uncertainties relating to the Company and our business can be found in the "Risk Factors" section of our latest annual information form, our latest Form 20-F, and our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Nothing contained in this document should be construed to imply that the results discussed herein will necessarily continue or that any conclusion reached herein will necessarily be indicative of actual operating results of the Company.

The condensed unaudited interim consolidated financial statements, accompanying notes to the condensed unaudited interim consolidated financial statements, and Management Discussion and Analysis for the three and nine months ended August 31, 2015 will be accessible on Intellipharmaceutics’ website at www.intellipharmaceutics.com and will be available on SEDAR and EDGAR.

Summary financial tables are provided below.

Intellipharmaceutics International Inc.

Condensed unaudited interim consolidated balance sheets

As at

(Stated in U.S. dollars)

	August 31,	November 30,
	2015	2014
	$	$

Assets
Current
Cash	2,819,101	4,233,975
Accounts receivable	512,605	1,011,133
Investment tax credits	388,194	324,986
Prepaid expenses, sundry and other assets	286,843	414,663
	4,006,743	5,984,757

Deferred offering costs	504,631	271,381
Property and equipment, net	1,708,097	1,618,897
	6,219,471	7,875,035

Liabilities
Current
Accounts payable	1,394,625	668,069
Accrued liabilities	581,595	675,487
Employee costs payable	135,040	181,204
Current portion of capital lease obligations	20,215	21,449
Deferred revenue	150,000	-
Convertible debenture	1,575,084	1,377,302
	3,856,559	2,923,511

Capital lease obligations	21,295	42,160
	3,877,854	2,965,671

Shareholders' equity
Capital stock
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
24,073,611 common shares	21,178,073	18,941,067
(2014 - 23,456,611)
Additional paid-in capital	30,618,777	31,119,930
Accumulated other comprehensive income	284,421	284,421
Accumulated deficit	(49,739,654)	(45,436,054)
	2,341,617	4,909,364
Contingencies
	6,219,471	7,875,035

Intellipharmaceutics International Inc.

Condensed unaudited interim consolidated statements of operations and comprehensive loss

(Stated in U.S. dollars)

	Three months ended		Nine months ended
	August 31, 2015	August 31, 2014	August 31, 2015	August 31, 2014
	$	$	$	$

Revenue
Licensing	840,748	1,072,703	3,248,678	6,878,550
Milestone	-	-	-	354,153
	840,748	1,072,703	3,248,678	7,232,703

Expenses
Research and development	1,676,549	1,693,549	4,288,624	6,413,834
Selling, general and administrative	816,267	857,788	2,664,369	2,960,054
Depreciation	97,796	106,022	270,829	263,811
	2,590,612	2,657,359	7,223,822	9,637,699

Loss from operations	(1,749,864)	(1,584,656)	(3,975,144)	(2,404,996)
Net foreign exchange gain (loss)	10,626	(10,659)	33,723	27,375
Interest income	1,481	1,805	1,498	3,193
Interest expense	(29,890)	(76,897)	(249,654)	(234,821)
Loss on extinguishment of debt	(114,023)	-	(114,023)	-
Net loss and comprehensive loss	(1,881,670)	(1,670,407)	(4,303,600)	(2,609,249)

Loss per common share, basic and diluted	(0.08)	(0.07)	(0.18)	(0.11)

Weighted average number of common
shares outstanding, basic and diluted	23,951,160	23,328,426	23,552,824	22,950,835

Intellipharmaceutics International Inc.

Condensed unaudited interim consolidated statements of cash flows

(Stated in U.S. dollars)

	Three months ended		Nine months ended
	August 31, 2015	August 31, 2014	August 31, 2015	August 31, 2014
	$	$	$	$

Net loss	(1,881,670)	(1,670,407)	(4,303,600)	(2,609,249)
Items not affecting cash
Depreciation	97,796	106,022	270,829	263,811
Stock-based compensation	24,384	113,132	75,553	1,579,730
Deferred shared units	8,171	4,335	25,417	17,399
Accreted interest on convertible debenture	(20,764)	-	83,759	-
Loss on extinguishment of debt	114,023	-	114,023	-
Unrealized foreign exchange gain (loss)	44,306	26,109	2,895	(39,082)
Change in non-cash operating assets & liabilities
Accounts receivable	207,891	509,444	498,528	608,916
Investment tax credits	(16,170)	(64,940)	(63,207)	(225,029)
Prepaid expenses, sundry assets and other assets	52,660	67,701	127,820	(51,915)
Accounts payable and accrued liabilities	166,728	(524,239)	537,429	158,664
Deferred revenue	-	-	150,000	-
Cash flows (used in) operating activities	(1,202,645)	(1,432,843)	(2,480,554)	(296,755)

Financing activities
Repayment of due to related party	-	-	-	(739,208)
Repayment of capital lease obligations	(7,400)	(15,292)	(22,099)	(42,829)
Issuance of common shares on at-the-market financing	718,151	-	970,363	6,571,673
Proceeds from issuance of shares on exercise of warrants	562,500	-	562,500	462,500
Issuance of common shares on option exercise	8,695	5,008	167,962	116,984
Offering cost	(115,278)	(41,587)	(253,016)	(765,430)
Cash flows from (used in) financing activities	1,166,668	(51,871)	1,425,710	5,603,690

Investing activity
Purchase of property and equipment	(174,643)	(287,110)	(360,030)	(569,989)
Cash flows used in investing activities	(174,643)	(287,110)	(360,030)	(569,989)

(Decrease) increase in cash	(210,620)	(1,771,824)	(1,414,874)	4,736,946
Cash, beginning of period	3,029,721	7,269,356	4,233,975	760,586
Cash, end of period	2,819,101	5,497,532	2,819,101	5,497,532

Supplemental cash flow information
Interest paid	45,339	45,339	135,031	168,299
Taxes paid	-	-	-	-

Company Contact:

Intellipharmaceutics International Inc.
Domenic Della Penna
Chief Financial Officer
416-798-3001 ext. 106
investors@intellipharmaceutics.com

Investor Contact:

ProActive Capital
Kirin Smith
646-863-6519
ksmith@proactivecapital.com